Exhibit 99.3

Summary of the Financial Statements of Ellomay Luzon Energy Infrastructures Ltd. for March 31, 20241

ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.

Condensed Statements of Financial Position

	As at March 31		As at December 31
	2024	2023	2023
	Unaudited	Unaudited	Audited
	NIS in thousands
Assets
Current assets:
Cash and cash equivalents	113	22	80
Trade and other receivables	554	433	1,160
	667	455	1,240
Non-current assets:
Investment in equity accounted investee	263,764	249,057	251,669
	264,431	249,512	252,909

Liabilities and Equity

Current liabilities:
Trade, related parties and other payables	1,509	206	1,380
Loans from shareholders	-	21,066	-
	1,509	21,272	1,380

Equity:
Share capital	*	*	*
Share premium	105,116	105,116	46,933
Capital notes	46,933	46,933	105,116
Accumulated profit	110,873	76,191	99,480
	262,922	228,240	251,529
	264,431	249,512	252,909

*	Represents an amount less than NIS 1 thousand

[1]	Summary of Hebrew version, the original language was published by Ellomay Capital Ltd. in Israel and is available upon request.

ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.

Condensed Statements of Comprehensive Income

	Three Months ended March 31		Year ended December 31
	2024	2023	2023
	Unaudited		Audited
	NIS in thousands

General and administrative expenses	(555)	(102)	(983)
Operating loss	(555)	(102)	(983)
Financing expenses	(147)	(766)	(2,458)
Share of profits of equity accounted investee	12,095	9,910	38,772
Net profit for the period	11,393	9,042	35,331
Total comprehensive income for the period	11,393	9,042	35,331

ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.

Condensed Statements of Changes in Equity

	Share Capital	Capital Notes	Share Premium	Accumulated Profit	Total Equity
	NIS in thousands

Balance as at January 1, 2024 (audited)	*	46,933	105,116	99,480	251,529
Transaction during the three-month period ended March 31, 2024 (unaudited) –
Total comprehensive profit for the period	-	-	-	11,393	11,393
Balance as at March 31, 2024 (unaudited)	*	46,933	105,116	110,873	262,922

Balance as at January 1, 2023 (audited)	*	46,933	105,116	67,149	219,198
Transaction during the three-month period ended March 31, 2023 (unaudited) –
Total comprehensive profit for the period	-	-	-	9,042	9,042
Balance as at March 31, 2023 (unaudited)	*	46,933	105,116	76,191	228,240

Balance as at January 1, 2023 (audited)	*	46,933	105,116	67,149	219,198
Transaction during the year ended December 31, 2023 (audited) –
Dividend	-	-	-	(3,000)	(3,000)
Total comprehensive profit for the period	-	-	-	35,331	35,331
Balance as at December 31, 2023 (audited)	*	46,933	105,116	99,480	251,529

*	Represents an amount less than NIS 1 thousand

ELLOMAY LUZON ENERGY INFRASTRUCTURES LTD.

Condensed Statements of Cash Flows

	Three months ended March 31		Year ended December 31
	2024	2023	2023
	Unaudited		Audited
	NIS in thousands

Cash flows from operating activities -
Net profit for the period	11,393	9,042	35,331

Adjustments needed to present cash flows from the Company’s operating activities:
Adjustments to the Company’s profit and loss items:
Financing expenses	147	766	2,458
Company’s share of profits of equity accounted investee	(12,095)	(9,910)	(38,772)
	(11,948	(9,144)	(36,314)
Changes in the assets and liabilities of the company:
Decrease (increase) in trade and other receivables	459	(457)	(1,542)
Increase (decrease) in trade, related parties and other payables	129	(13)	1,161
	588	(470)	(381)

Cash paid during the period for:
Interest paid	-	-	(12,664)
Net cash provided by (used for) operating activities	33	(572)	(14,028)

Cash flows from investing activities -
Dividend from equity accounted investee	-	-	26,250
Net cash provided by investing activities	-	-	26,250

Cash flows from financing activities -
Repayment of loans to shareholders	-	-	(10,292)
Dividend paid	-	-	(3,000)
Receipt of loans from shareholders	-	440	996
Net cash provided by financing activities	-	440	(12,296)

Change in cash and cash equivalents	33	(132)	(74)
Cash and cash equivalents at the beginning of the period	80	154	154
Cash and cash equivalents at the end of the period	113	22	80

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